INVEST IN **AWAKEN HER**

AWAKEN HER~ Feature Film. A female driven, surreal, psychological thriller.


Awaken Her

kerrilynnmiller.com North Caldwell NJ

Entertainment | Technology | Software | Health and Fitness | Female Founder

OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Writer/Director has worked on Blue Bloods, Shades of Blue, FBI Most Wanted, Odd Mom Out, Blacklist
2. Psychological thriller about female body dysmorphia and patriarchal foes.
3. Team with over 25 years experience
4. Writer/Director is an award winning filmmaker. Relationships within film industry.
5. 225K of investment has been identified (not guaranteed)
6. Explores themes such as: forgiveness, personal release, self-worth, beauty, and rebirth.

Our Team



Kerri Lynn Miller Actor, Writer, Director.

Kerri has co-starred with Jennifer Lopez on Shades of Blue NBC, Julian McMahon on FBI Most Wanted, CBS, Peter Coyote on Blue Bloods, CBS. Her recent short film, Etymology, appeared at Oscar qualifying Film Festival, HollyShorts.

> As a recovering perfectionist, the desire to cut away any part of myself that was weak or vulnerable was a real thing to me. I often felt like I was two people, my mask, and the defective, angry part hiding underneath. AWAKEN HER is the underlying thirst, we all have, to overcome our "masks" and re-claim authenticity.



Brian D Cange Line Producer

Numerous films at Sundance Film Festival, including the hit, Equity, Roxanne Roxanne, and Marjorie Prime. Over 25 years of experience: delivering films to Paramount Classic, Sony Picture Classics, IFC Films, Na Geo Studios, PBS Independent Lens...



Gary Latham Co-Executive Producer





Danny Griego Artist/Composer

Danny Griego is an Arizona-born, Texas-based country singer/songwriter. - Billboard top 10 with hit, "The Coast is Clear". -Billboard to hit, "You Never Stop Loving Somebody" -Newest release "inevitable" already charting Media Base Top 30

Pitch







INTRODUCTION

AWAKEN HER: Feature film, surreal, psychological thriller.

LOG LINE: A woman who spends her life in pursuit of power and control through her physical appearance, finds greater power in taking on the events and people that drove her insecurity and inadequacy.

DIRECTOR: Kerri Lynn Miller (Directorial Debut)

WRITER: Kerri Lynn Miller

PRODUCTION COMPANY: Sisterhood Productions

SYNOPSIS

AWAKEN HER is a present day surreal thriller set in New York City. FaceForward, a beauty medispa, delivers the latest techniques for women to look their best and Catherine Campbell is the ambassador of perfection. Catherine spends her days empowering women by convincing them to have plastic surgery.

SYNOPSIS

Catherine and her business partner intend to make their medispa a franchise, however, they haven't been successful with securing an investor. After "securing the deal" with an abhorrent investor, who's actions force her past trauma to surface, Catherine's mask of perfection slips, along with her sense of reality. Catherine meets Abby, the past version of herself she hid away from the world through plastic surgery.



SYNOPSIS

Abby encourages Catherine to empower the women seeking plastic surgery to face their past and seek retribution from the people that scarred their self-worth.



SYNOPSIS

Catherine leads the women down a dark road of revenge where each of them address demons from their past.



SYNOPSIS

In the middle of this adventure, Catherine's religion loving, estranged mom, enters the picture placing even more stress on Catherine's mental state.

Catherine finds solace and direction in a new relationship with Mike, a down to earth tattoo artist fighting demons of his own.

 

SYNOPSIS

Catherine pushes the envelope and finds herself at odds with law enforcement. After being chased and shot at, the stakes become too high and the girls abandon Catherine.





SYNOPSIS

Finally, at Catherine's breaking point, she is forced to face Abby, the version of herself she rejected years ago, and her past trauma.

INVESTOR SCENARIOS - NET OF DISTRIBUTION

	Comparative Performance		
	Low	Medium	High
Revenue Multiplier vs. Median Comp:	50%	100%	200%
Domestic Box Office	$3,242,879	$6,485,758	$12,971,516
Home Video Consumer Spending	$5,295,765	$10,591,530	$21,183,061
International Box Office	$1,446,802	$2,893,603	$5,787,206
International Home Video Consumer Spending	$1,905,664	$3,811,327	$7,622,655
TV & Ancillary	$829,610	$1,659,221	$3,318,441
Pre-Release Receipts			
Domestic & International Advances/Pre-Sales	$0	$0	$0
Post-Release Receipts			
Domestic Overage	$0	$3,875,232	$11,767,759
International Overage	$0	$1,080,604	$3,928,916
Worldwide Post-Release Receipts	$0	$4,955,836	$15,696,675

This slide contains forward-looking projections that cannot be guaranteed.

INVESTOR SCENARIOS - CONTINUED

Investment Required			
Production Budget	$3,000,000	$3,000,000	$3,000,000
Less: Studio Contribution to Production Costs	$0	$0	$0
Less: Tax Rebate	-$900,000	-$900,000	-$900,000
Less: Domestic & International Advances/Pre-Sales	-$375,000	-$375,000	-$375,000
Initial Investment	$1,725,000	$1,725,000	$1,725,000
Investor Return Summary			
Production Company Share of Receipts	$0	$4,955,836	$15,696,675
Investor Preferred Return (20%)	$0	$2,070,000	$2,070,000 A
Net Film Profit After Investor Preferred Return	$0	$2,885,836	$13,626,675
Investor Participation (50%)	$0	$1,442,918	$6,813,338 B
Cash Return to Investors	$0	$3,512,918	$8,883,338 A+B
RoI for Investors	-100%	104%	415%

This slide contains forward-looking projections that cannot be guaranteed.

Will you be on the red carpet with us?



Director/Writer
Kerri Lynn Miller

www.kerrilynnmiller.com
www.imdb.com/name/nm3131251



Kerri Lynn Miller is an award winning filmmaker and actress. Her recent short film , Etymology, which she produced and starred in received awards and nomination for best actress, best script, and jury prize. It wrapped it's festival run at the prestigious Hollywood Short Film Festival. She was an executive producer on the short film "Muscle" starring Marc Menchaca and Reiko Aylesworth which played at over 30 festivals and won several awards.

Kerri's acting work can be seen on "FBI Most Wanted "opposite Jullian McMahon, "Blacklist" opposite Megan Boone, "Shades of Blue" opposite Jennifer Lopez, "Blue Bloods" opposite Peter Coyote and many other network shows.

Line Producer

Brian David Cange

www.imdb.me/briandavidcange



Brian David Cange is an award-winning producer who most recently co-produced SHOPLIFTERS OF THE WORLD for director Stephen Kijak, LIBERTE: A TIME TO SPY for director Lydia Dean Pilcher, and the baseball drama BOTTOM OF THE NINTH for director Raymond DeFelitta.

Cange's film work also includes: ROXANNE, ROXANNE, sold to Netflix and starring Mahershala Ali, Nia Long, and Elvis Nolasco for director Michael Larnel and MARJORIE PRIME, starring Jon Hamm, Tim Robbins, and Geena Davis; --both 2017 Sundance Film Festival Selections; TAKE MY NOSE...PLEASE, released by The Orchard won the Audience Award at the Miami Film Festival in 2017; EQUITY, a 2016 Sundance Film Festival Selection; and the highly acclaimed MAD HOT BALLROOM, which earned eight wins and nine nominations at key critics award competitions in 2005/2006.

On the television front, Cange produced Comedy Central's political satire THE PRESIDENT SHOW: SPECIAL and National Geographic's series I AM REBEL, the first in a four-part miniseries.
He also produced the television movie FOOTSTEPS IN THE SNOW for A&E and Lifetime. In the same year, he line produced Emmy-nominated, History Channel mini-series THE WORLD WARS and MAKING SPACE, a full-length documentary film about five accomplished female architects with renowned producer Ultan Guilfoyle.

Co-Executive Producer

Gary Latham



Gary is a proven and trusted business leader with 30 years of experience in leading privately held companies and public enterprises in highly regulated markets in the US and abroad. His experience spans management consulting, mergers and acquisitions, information technology, and consumer products for startups, mid-market, Fortune 100 companies, and the Federal Government where he began his career leading the US State Department's Cybersecurity Division. Today, Gary serves as the Executive Director of a national non-profit that drives STEM education, sits on the board of a range of emerging consumer goods companies, and assists in capital strategies for the entertainment industry.

DIRECTOR'S STATEMENT

As a recovering perfectionist, the desire to cut away any part of myself that was weak or vulnerable was a real thing to me. I often felt like I was two people, my mask, and the defective, angry part hiding underneath. I was convinced that I needed to fix my perceived imperfections by changing myself. I wanted to make the pain go away, but it didn't. Not until I turned my gaze inward and embrace all of myself.

Early on, we are exposed to experiences that have the power to shape who we become. Experiences that leave us feeling one of two ways, guilty or shameful. The lucky ones are able to feel guilt. They are able to say, "I did something bad" and move on. Others, including myself, internalized those experiences and developed feelings of shame, " What's wrong with me?"

In an effort to stop the pain, we reach for quick fixes outside of ourselves: changing the way we look, eating disorders, addiction, perfectionism, cutting, depression, and more. It's as if there is a part of ourselves we've deemed unworthy and deficient, and therefore, it needs to be hidden. I was left asking the question, "Does shame lead to self-loathing?

AWAKEN HER is the underlying thirst, we all have, to overcome our "masks" and re-claim authenticity.~ Kerri Lynn Miller

CATHERINE



Reese Witherspoon



Winona Ryder



Margot Robbie

These actors represent the persona we're after; there is no guarantee we can cast these

specific people.

JANICE



Patricia Clarkson | Laura Linney | Laura Dern

These actors represent the persona we're after; there is no guarantee we can cast these specific people.

SIMILAR TONE AND STYLE



BLACK SWAN
EDWARD NORTON
BRAD PITT
FIGHT CLUB
JOAQUIN PHOENIX
JOKER
OCTOBER 4

CONFIDENTIALITY

This document and the information in it are provided in confidence for the sole purpose of exploring opportunities between the Disclosing Party and the Receiving Party concerning "Sisterhood", and may not be disclosed to any third party or used for any other purpose without the express permission of the Disclosing Party.

FORWARD LOOKING STATEMENTS
"Safe Harbor"

Certain information regarding the project contained herein may constitute forward looking statements within the meaning of applicable securities laws. Forward looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Although we believe that the expectations reflected in such forward looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. We caution that actual performance may be affected by a number of factors, many of which are beyond our control, and that future events and results may vary substantially from what we currently foresee. Our forward-looking statements are expressly qualified in their entirety by this cautionary statement. Information contained in this presentation is subject to all regulatory and Securities Exchange approvals.